Koor Industries Ltd.


                                                Office of Legal Counsel
                                                21 Ha'arba'ah St.
                                                Tel-Aviv 64739
                                                Israel
                                                Tel.:972-3-6238420
                                                Fax:972-3-6238425

                                                20 November 2001



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
The Securities Authority     The Tel Aviv Stock Exchange    The Registrar of Companies
22 Kanfei Nesharim St.       54 Ahad Ha'am St.              97 Yafo St.
Jerusalem 95464              Tel Aviv 65202                 Jerusalem 91007
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Fax: 02-6513940              Fax: 03-5105379
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Dear Sirs,



Re:   Immediate Report (NO. 16/2001)
      Koor Industries Ltd. (Company No. 52-001414-3)
      ----------------------------------------------



Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

On Thursday, 15 November 2001, in the evening, the Board of Directors has decided, in princple, as part of the reorganization of the employees compensation scheme, to change the excecise price of all the employee stock options plans existing in the Company, subject to the approvals needed according to each employees' circumstances.

According to the decision, the new excecise price for the options, allotted in the past or will be allotted in the future, is the average closing price of the Company's shares at the Tel Aviv Stock Exchange in the last month prior to the decision, i.e. $23.96 per option, and it will be in affect only regarding the employees of the Company at the date of the decision.



                                        Yours Sincerely,


                                        Shlomo Heller,  Adv.
                                        Legal Counsel